Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Time Warner Inc.

Commission File No.: 1-15062

E&LA Talking Points

Confidential

Talk From Document Not For Public Distribution

Please Do Not Forward This Document

Draft as of 10/22/16 @ 4:44pm ET

Pro-Innovation

•	This industry is going through fundamental core changes:
○	Technology and infrastructure – think fiber and 5G
○	What consumers do with that technology – everything is moving to video
○	The way they obtain content –
○	How they consume content – on demand, on the go

•	To meet evolving consumer needs we are seeing compression of the value chain across the industry – Netflix is producing its own programming; some content is offered direct to consumer online, etc. That’s great news for consumers because with integration across the value chain you can move more quickly, you can experiment and innovate and deliver attractive new offers.

•	That’s exactly what we are doing with this transaction. This is a vertical merger that will spur innovation and investment.

•	This transaction is all about unlocking video rights and giving consumers what they want. Together, we can create exciting new ways for consumers to experience video anytime, anywhere, on any device, with a level of customization and interactivity never experienced before.

•	We know that consumer are looking for something new in video, something that is more interactive, immersive, multi-user and integrated with user-generated content. But we just can’t provide that if we have to negotiate new content rights with every change in the market. The bargaining friction just does not allow us to be nimble enough to keep up with consumers and technology.

•	The acquisition of TW’s content will allow us, however, to create the next wave of innovative OTT content that is original and interactive. Once we innovate with West’s content others will want to make sure their content has the same features

Pro-Competition

•	DIRECTV gave us the video distribution scale necessary to compete with Comcast and now Charter and allowed us to build more fiber – but not everywhere. Those economics are still difficult

•	Through that deal, we were able to combine our mobile platform with DIRECTV’s video distribution to create new products and services that consumers want

•	Those moves have had an impact: cable has moved into mobile in order to keep up with us – they see where this is going as well and that’s good

•	But these companies are vertically integrated
○	Comcast has NBC Universal
○	Charter is owned in part by John Malone who also owns content through Liberty Media

•	The Comcast conditions expire in 2018

•	The new products and services created as a result of this acquisition will speed and spur the demand that will support faster deployment and adoption of 5G which in turn will provide another competitive alternative to cable broadband across the country in places where the economics for fiber are challenging

•	Our ability to own content will make us a more formidable competitor to those companies giving consumers more choices, new products and services, and a real alternative to the cable’s broadband dominance

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T’s and Time Warner’s filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger. STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.

Participants in Solicitation

AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC. These documents will be available free of charge from the sources indicated above.